SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 7)1
Stamps.com Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
852857200

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 8, 2007

(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 6 pages

[1]	The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	852857200	13D	Page	2	of	6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lloyd I. Miller, III ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		899,860

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		530,866

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		899,860

WITH	10	SHARED DISPOSITIVE POWER

		530,866

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,430,726

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.2%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Introduction
     This constitutes Amendment No. 7 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated April 30, 2002, as amended (the “Statement”), relating to the common stock, par value $0.001 per share (the “Shares”) of Stamps.com Inc., a Delaware corporation (the “Company”). The Company has its principal exeutive offices at 12959 Coral Tree Place, Los Angeles, California 90066. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Considerations
     Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Mr. Miller is the investment advisor to the trustee of Trust A-4 and Trust C (the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts one of which was Trust A-4. All of the Shares purchased by Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate purchase price for the Shares in Trust A-4 was $1,524,906.63. All of the Shares purchased by Trust C were purchased by funds generated and held by Trust C. The aggregate purchase price for the Shares in Trust C was $3,440,100.28.
     Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”) a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.
     Milfam I: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares in Milfam I was $334,400.00.
     Milfam II: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares in Milfam II was $2,638,024.06.
     All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller, on his own behalf was $1,208,805.58.
     Mr. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act (“UGMA”). One such account is for Alexandra Miller (“Alex UGMA”) and another is for Lloyd I. Miller, IV (“Lloyd IV UGMA” and together with the Alex UGMA, the “Miller UGMAs”). All of the Shares Mr. Miller is deemed to beneficially own in the Miller UGMAs were purchased with money held by the Miller UGMAs. The aggregate purchase price for the Shares in the Alex UGMA was $6,059.98. The aggregate purchase price for the Shares in the Lloyd IV UGMA was $6,059.98.

     Kimberley S. Miller is Mr. Miller’s former wife. All of the Shares Mr. Miller is deemed to beneficially own, as Kimberley S. Miller’s former spouse, were purchased with personal funds held by Kimberley S. Miller. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as Kimberley S. Miller’s former spouse was $2,942.90.
     Mr. Miller shares investment and dispositive power with his sister Marli Miller over Shares held by the Marli Miller Custodian Managed Account established pursuant to a certain PNC Advisors Custody Agreement dated as of December 9, 2003 (“Marli Managed”). All of the Shares held by Marli Managed were obtained pursuant to distributions received from a grantor retained annuity trust.
     Pursuant to an Irrevocable Trust Agreement MILGRAT I (JJJJJ) (“MILGRAT I (JJJJJ))”, dated as of November 14, 2006, Miller was named as the trustee to MILGRAT I (JJJJJ). All of the Shares Miller is deemed to beneficially own as Trustee of MILGRAT I(JJJJJ) were contributed to MILGRAT I (JJJJJ) by its grantor, Catherine C. Miller.
     Item 4. Purpose of the Transaction
     Item 4 of the Statement is hereby amended by adding at the end thereof the following:
     The purpose of this Amendment is to report that since the filing of Amendment No. 6 to the Statement, dated May 2, 2006 (“Amendment No. 6”), a material change occurred in the percentage of Shares beneficially owned by Mr. Miller primarily as a result of a reduction of the Shares of the Company. As disclosed by the Company in their public filings, such reductions have occurred pursuant to Company repurchase programs. As reported on Amendment No. 6, the percentage of Shares beneficially owned by Mr. Miller was equal to 5.6%. As a result primarily of the reduction of the Shares of the Company pursuant to the repurchase programs, the percentage of Shares beneficially owned by Mr. Miller has increased to 7.2%.
     Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Mr. Miller beneficially owns 1,430,726 Shares which is 7.2% of the 19,848,191 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 19,848,191 outstanding Shares is the sum of the following amounts: (i) 19,828,191 outstanding Shares as of October 31, 2007 pursuant to the Company’s Form 10-Q filed on November 8, 2007 and (ii) 20,000 Shares which Mr. Miller may be deemed to beneficially own upon the exercise of certain immediately exercisable options Mr. Miller beneficially owns.
     As of the date hereof, 258,294 of such beneficially owned Shares are owned of record by Trust A-4; 121,439 of such beneficially owned Shares are owned of record by Trust C; 55,000 of such beneficially owned Shares are owned of record by Milfam I L.P.; 456,630 of such beneficially owned Shares are owned of record by Milfam II L.P.; 320,403 of such beneficially owned Shares are owned of record by Mr. Miller directly (including options to purchase 20,000 Shares); 1,000 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 1,000 of such beneficially owned Shares are owned of record by Alexandra UGMA; 500 of such beneficially owned Shares are owned of record by Kimberly S. Miller; 65,827 of such beneficially owned Shares are owned of record by MILGRAT I (JJJJJ); and 150,633 of such beneficially owned Shares are owned of record by Marli Managed.

     (b) Mr. Miller has or may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4, Trust C, Kimberly S. Miller, and Marli Managed. Mr. Miller has or may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P., Lloyd IV UGMA, MILGRAT I (JJJJJ) Alexandra UGMA, and Mr. Miller directly.
     (c) On November 13, 2007, an annuity distribution was made pursuant to the terms of a grantor retained annuity trust whereby MILGRAT I (JJJJJ) transferred to Trust C 121,439 Shares.
     (d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.
     (e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 30, 2007

/s/ Lloyd I. Miller, III
Lloyd I. Miller, III